                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    FOR THE PLAN YEAR ENDED DECEMBER 31, 2000

                        NATURE'S SUNSHINE PRODUCTS, INC.
                          TAX DEFERRED RETIREMENT PLAN
                            (Full Title of the Plan)

                           COMMISSION FILE NO. 0-8707

                        NATURE'S SUNSHINE PRODUCTS, INC.
          (Name of Issuer of the Securities Held Pursuant to the Plan)
                               75 EAST 1700 SOUTH
                                 P.O. BOX 19005
                              PROVO, UT 84605-9005
                     (Address of Principal Executive Office)

                        NATURE'S SUNSHINE PRODUCTS, INC.
                          TAX DEFERRED RETIREMENT PLAN

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                           DECEMBER 31, 2000 AND 1999

                                 C O N T E N T S

                                                                            Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                            1

FINANCIAL STATEMENTS
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                          3
     STATEMENT OF CHANGES IN NET ASSETS
         AVAILABLE FOR BENEFITS                                               4
     NOTES TO FINANCIAL STATEMENTS                                            5

SUPPLEMENTAL INFORMATION
     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                         10


                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

Plan Administrator and Trustee
Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan), as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ GRANT THORNTON LLP

Provo, Utah
May 23, 2001

                              FINANCIAL STATEMENTS

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                  December 31,

                                          2000             1999
                                       -----------      -----------
Assets
    Cash                               $        --      $     5,214
    Investments, at fair value          18,035,206       19,467,624
    Contributions receivable

        Participants                        60,816           28,443
        Employer                            48,125           22,346
                                       -----------      -----------
             Total assets               18,144,147       19,523,627
Liabilities - payables                      73,221           20,965
                                       -----------      -----------
Net assets available for benefits      $18,070,926      $19,502,662
                                       ===========      ===========


        The accompanying notes are an integral part of these statements.

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS

                          Year ended December 31, 2000

Additions to net assets attributed to
    Interest and dividend income                       $ 1,223,834
    Contributions
        Participants salary deferrals                      795,557
        Employer                                           574,408
                                                       -----------
             Total additions                             2,593,799
                                                       -----------
Deductions from net assets attributed to
    Benefits paid to participants                          874,101
    Net depreciation in fair value of investments        3,151,434
                                                       -----------
             Total deductions                            4,025,535
                                                       -----------
             Net deductions                              1,431,736
Net assets available for benefits
   at beginning of year                                 19,502,662
                                                       -----------
Net assets available for benefits
   at end of year                                      $18,070,926
                                                       ===========


         The accompanying notes are an integral part of this statement.

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999

NOTE A - DESCRIPTION OF PLAN

     The following description of the Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     Nature's Sunshine Products, Inc. (the Company) adopted the Plan effective October 13, 1986. The Plan is a defined contribution plan, which was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Effective December 28, 1994, the Company amended and restated the Plan to comply with the Tax Reform Act of 1986. Effective October 18, 1999, the Company restated the Plan in conjunction with a change of third party administrators.

     During 1999, certain corporate officers served as trustees of the Plan's assets. During 1999, the Plan changed its third party administrator from Rocky Mountain Employee Benefits, Inc. to Merrill Lynch Trust Company.

     ELIGIBILITY

     Employees of the Company who are 18 years of age and who have completed six months of service are eligible to participate in the Plan. Each eligible employee is required to make an election in order to actively participate in the Plan.

     CONTRIBUTIONS

     Eligible participants may contribute annually up to $10,500 in 2000 ($10,000 in 1999). Participants elect both the amount of salary deferral contributions and the allocation of the salary deferral contributions among the various participant-directed investment funds available within the Plan. Salary deferral contributions cannot exceed 10 percent of a participant's gross compensation. Participants are 100 percent vested at all times in their salary deferral contributions and related earnings. The Company remits each participant's salary deferral contribution to the Plan on a biweekly basis. Participants may not make voluntary contributions to the Plan other than through salary deferral contributions.

     The Company may make matching contributions at its discretion which are allocated to participants on a pro rata basis based on the ratio of their compensation for the year to total compensation for all participants. During 2000 and 1999, the Company matched employee contributions at a rate of 100 percent of such contributions up to a maximum of five percent of the employee's gross compensation.

     The Company may also make additional contributions to the Plan at its discretion. The amount contributed annually is determined by the Board of Directors of the Company. No such additional contributions were made to the Plan during 2000.

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999

NOTE A - DESCRIPTION OF PLAN - CONTINUED

     VESTING

     Vesting in Company contributions occurs upon (1) completion of four years of service with the Company, (2) attaining the Plan's normal retirement age of 59-1/2, (3) death, or (4) disability.

     PAYMENT OF BENEFITS

     Benefits are normally paid upon retirement, death, disability, or other termination and may be paid in lump sums, installments over a designated period, or rolled over into an IRA or other retirement plan. Participants may withdraw funds from the Plan while actively employed for hardships subject to specific restrictions set forth in the Plan agreement.

     TERMINATION OF THE PLAN

     Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. If the Plan is suspended or terminated, all participants shall be fully vested in their accounts, including employer contributions and related earnings.

     INVESTMENTS

     Net unrealized appreciation or depreciation caused by fluctuations in the market value of investments is reflected in the Statement of Changes in Net Assets Available for Benefits. Amounts invested earn interest and dividends, which in turn are reinvested in the participant's respective funds. Contributions are invested by the trustee as directed by the participants.

     EXPENSES

     The Company paid all administrative expenses of the Plan including legal and accounting fees during 2000 and 1999.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Additional Company contributions are allocated to individual participant accounts based on a pro rata basis.

     FORFEITURES

     Forfeited nonvested amounts are used to reduce future employer contributions.

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to employee benefit plans, and in accordance with the Plan agreement.

     ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

     Purchases and sales of securities are recorded on a trade-date basis. Income from interest and dividends is recorded on the accrual basis. Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

     BENEFITS

     Benefits are recorded when paid.

NOTE C - FEDERAL INCOME TAXES

     The Plan is subject to the Employee Retirement Income Security Act of 1974 and certain provisions of the Internal Revenue Code (IRC). The Plan is intended to qualify under Section 401(a) of the IRC and prior to the latest plan restatement the Internal Revenue Service has issued a favorable determination letter ruling dated June 17, 1995, that the Plan was designed in accordance with applicable IRC requirements as of the date of their letter. The latest Plan was restated using a Merrill Lynch prototype plan document. Although a determination letter has not yet been issued, management believes that the Plan is currently designed and operated in accordance with applicable IRC requirements. As a result, the Plan has not provided for federal income taxes.

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999

NOTE D - INVESTMENTS

     The following presents investments that represent five percent or more of the Plan's net assets.

                                                                                    2000           1999
                                                                                  ---------      ---------
     Nature's Sunshine Products, Inc. common stock, 595,164 and 589,573
           shares, respectively                                                   4,054,258      4,716,586

     Merrill Lynch Return Preservation Trust Fund, 1,706,201 and 1,872,617
           shares, respectively                                                   1,706,201      1,872,617

     Massachusetts Investors Trust Fund, 170,933 and 189,759 shares,
           respectively                                                           3,422,078      3,975,441

     Alliance Premier Growth Fund, 175,700 and 155,122 shares, respectively       4,692,949      5,661,948

     Van Kampen Emerging Growth Fund, 22,655 and 10,972 shares, respectively      1,422,263        958,602

     During 2000, the Plan's investments (including realized and unrealized gains and losses) depreciated in fair value by $3,151,434 as follows:

          Common stock               $  716,840
          Mutual funds                2,434,594
                                     ----------
               Net depreciation      $3,151,434
                                     ==========

NOTE E - RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company. Merrill Lynch Trust Company is the third party administrator as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                            SUPPLEMENTAL INFORMATION

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan
                   Employer Identification Number: 87-0327982
                                Plan Number: 003

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2000

(a)                         (b)                                                    (c)                                 (e)
      IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY     DESCRIPTION OF INVESTMENT INCLUDING MATURITY          CURRENT
                                                                DATE, RATE OF INTEREST, COLLATERAL, PAR OR             VALUE
                                                                                MATURITY VALUE
---   ------------------------------------------------------    --------------------------------------------       ------------
 *    Merrill Lynch Return Preservation Trust Fund                            Money Market Fund                    $  1,706,201
 *    Nature's Sunshine Products, Inc. Common Stock                           Corporate Stock                         4,054,258
 *    Mercury HW International Value Distribution Fund                        Mutual Fund                               183,104
 *    Merrill Lynch Fundamental Growth Fund                                   Mutual Fund                               113,283
 *    Merrill Lynch Basic Value Fund                                          Mutual Fund                                13,164
 *    Merrill Lynch Balanced Capital Fund                                     Mutual Fund                                 1,260
 *    Merrill Lynch Bond High Income Fund                                     Mutual Fund                                10,689
 *    Merrill Lynch Global Allocation Fund                                    Mutual Fund                                 9,303
 *    Merrill Lynch Equity Income Fund                                        Mutual Fund                                 1,133
      Dreyfus Premier Balanced Fund                                           Mutual Fund                               515,955
      Franklin Mutual Beacon Fund                                             Mutual Fund                               522,345
      PIMCO Total Return Fund                                                 Mutual Fund                               787,983
      PIMCO Stockplus Fund                                                    Mutual Fund                                16,722
      Lord Abbett Developing Growth Fund                                      Mutual Fund                               444,059
      Van Kampen Emerging Growth Fund                                         Mutual Fund                             1,422,263
 *    Merrill Lynch US Government Mortgage Fund                               Mutual Fund                                93,351
      Alliance Premier Growth Fund                                            Mutual Fund                             4,692,949
      Ivy International Fund                                                  Mutual Fund                                25,106
      Massachusetts Investors Trust Fund                                      Mutual Fund                             3,422,078
                                                                                                                   ------------
                                                                                                                   $ 18,035,206
                                                                                                                   ============

* Party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                         Nature's Sunshine Products Tax Deferred Retirement Plan

Date: July 13, 2001           By: /s/ Douglas Faggioli, Chief Operating Officer
                                  ---------------------------------------------

                                     CONSENT

We consent to the incorporation by reference in this annual report on Form 11-K for the year ended December 31, 2000, of our report dated May 23, 2001, appearing in the Registration Statement on Form S-8 (file No. 0-8707) of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan filed with the Securities and Exchange Commission pursuant to the Securities Act of 1993 which became effective May 22, 1995.


                                        GRANT THORNTON LLP

Provo, Utah
July 13, 2001